 March 9, 2011

Extorre Gold Mines Limited
Suite 1660 - 999 West Hastings Street
Vancouver, British Columbia
V6C 2W2
Mr. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Extorre Gold Mines Limited
Registration Statement on Form 20-F
File No. 001-35084

Via pdf and EDGAR

Dear Mr. Schwall:

In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Extorre Gold Mines Limited (the “Company”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form 20-F, File No. 001-35084 (the “Registration Statement”) to 10:00 a.m., Eastern Standard Time, on March 10, 2011, or as soon thereafter as practicable.

The Company requests acceleration of effectiveness of the Registration Statement in connection with the completion of the registration of the Company's common shares under Section 12(b) of the Exchange Act, and planned listing of its common shares on the NYSE Amex LLC.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EXTORRE GOLD MINES LIMITED

/s/ Darcy G. Daubaras
Name:	Darcy G. Daubaras
Title:	Chief Financial Officer